Exhibit 99.1

January 29, 2014

Dear Fellow Shareholder:

IMPORTANT NEWS
AND A REMINDER TO VOTE YOUR PROXY IN FAVOR OF THE MERGER

We have previously mailed proxy materials to you regarding the Special Meeting of Stockholders, to be held on February 13, 2014 at 10:00 a.m., local time.  Time is short and we need your support to approve the proposed Merger Agreement and related merger with TotipotentRX Corporation.

If you have not yet voted, or have previously voted against the merger, your board and management ask you to consider the following:

•
New Management Team.  After I was appointed Chief Executive Officer of ThermoGenesis in January 2012, we effected a management restructuring and reorganization to begin executing a strategic plan to transform ThermoGenesis from a cord blood device manufacturing and distribution company into a fully integrated cell therapy company.  We believe serving the regenerative medicine market with a focus on cell-based treatments for vascular and orthopedic indications using a patient’s own stem cells positions the company to address much larger medical market opportunities.

•
Significant Value Creation.  The reason for this transformation is simple: to create greater value for our stockholders. Based on our assessment of the market opportunities available to the company, we believe our opportunities to enhance the value of our company by remaining focused primarily in the cord blood device space are increasingly limited.  The cord blood market is fully mature in the United States and European Union with the main opportunity for revenue growth in the emerging Asian market.   As such, we believe the best way to create new opportunities for meaningful value creation for our stockholders is to deploy our advanced cell processing device platforms in regenerative therapies, at the patient’s bedside, targeting large patient populations in the U.S. and abroad.

•
TotipotentRX is the Right Partner. Expanding into the regenerative medicine market with the right partner is essential to our success. Unequivocally, we believe TotipotentRX is that partner for us. Not only is TotipotentRX an existing distributor and partner of ours with whom we have done business for more than five years, their surgical teams have used our cell processing devices in eight Pilot and Phase 1 clinical trials in orthopedic and vascular indications.  This is important for two reasons.  First, we estimate the U.S. equivalent value of the clinical data generated through the Fortis Hospital partnership based in New Delhi to be between $15 and $20 million and positions our combined company favorably to achieve FDA approval as a combination product consisting of a medical device and a biologic protocol for several of the vascular and orthopedic indications we target. Secondly, through many years of experience with our “smart” cell processing platforms, TotipotentRX has learned how to fine tune our devices to maximize both clinical safety and efficacy in different indications as well as on a patient specific basis.  We believe combining our advanced cell processing devices and the biologic protocols developed by TotipotentRX represents the best avenue for us to generate a meaningful increase in the value of ThermoGenesis.

Our Special Meeting is scheduled to be held on Thursday February 13, 2014 at 10:00 a.m., local time.    Your vote is very important, regardless of the number of shares you hold or even if you have changed your holding position since the date of record December 20, 2013. We have over 5,000 stockholders of record on that date, many of whom own fewer than a 1,000 shares.

Therefore, if you have not yet voted we strongly encourage you to VOTE TODAY.  If you have previously voted against the merger, ThermoGenesis management would like to talk to you and ask you to re-evaluate your vote.  Please contact us with your name, phone number and the number of shares you own and a member of ThermoGenesis’ senior executive team will contact you.  If you have previously voted FOR the merger, we thank you for your support and no further action is necessary on your part.   A proxy card is enclosed for your convenience.  Please see the instructions on the enclosed proxy card for the methods that are available for you to cast your vote.  If you need assistance voting your shares or have any questions regarding the proposed Merger Agreement and related merger, please contact our proxy solicitor, Georgeson Inc., toll-free at (866) 203-9401.

In order to fully understand the value of this potential merger, please visit www.thermogenesis.com/company/investor-relations/videolibrary for a series of short videos in which
Matthew Plavan, CEO of ThermoGenesis, and Ken Harris, CEO of TotipotentRX
discuss TotipotentRX’s operations and the associated value of the proposed merger.

Thank you, in advance, for your prompt attention to this very important matter.

Sincerely,

/s/ Matthew Plavan
Matthew Plavan
Chief Executive Officer

Cautionary Statement

This document contains forward-looking statements. Such forward-looking statements include but are not limited to that the proposed merger will be consummated and that the resulting company will be able to become a fully integrated regenerate medicine company, to provide practical, commercializable cell therapies, to rapidly and cost-efficiently develop new clinical trial, to be positioned to commercialize in both developed and emerging markets and to create significant stockholder value. These statements involve risks and uncertainties that could cause actual outcomes to differ materially from those contemplated by the forward-looking statements. Several factors including the timing of proposed merger, the efficiency of integrating two companies, timing of FDA and foreign regulatory approvals as to products, changes in customer forecasts, our ability to meet customers’ purchase order and quality requirements, supply shortages, production delays, changes in the markets for customers’ products, introduction timing and acceptance of our new products scheduled for fiscal year 2014, and introduction of competitive products and other factors beyond our control could result in a materially different revenue outcome and/or in our failure to achieve the revenue levels we expect for fiscal 2014. A more complete description of these and other risks that could cause actual events to differ from the outcomes predicted by our forward-looking statements is set forth under the caption “Risk Factors” in our proxy statement/prospectus/consent solicitation and other reports we file with the SEC from time to time, and you should consider each of those factors when evaluating the forward-looking statements.

Additional Information and Where to Find It

In connection with the merger, ThermoGenesis has filed a registration statement (including a prospectus) on Form S-4 (File No. 333-19210) with the Securities and Exchange Commission. Holders of ThermoGenesis common stock and TotipotentRX Corporation common stock are urged to read the proxy statement/prospectus/consent solicitation and any other relevant documents because it contains important information about ThermoGenesis, TotipotentRX and the merger. A proxy statement has been sent to holders of our Common Stock and a proxy statement/prospectus/consent solicitation has been sent to holders of TotipotentRX Corporation common stock. The proxy statement/prospectus/consent solicitation and other documents relating to the proposed merger can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from ThermoGenesis upon written request to ThermoGenesis, Investor Relations, 2711 Citrus Road Rancho Cordova, CA 95742. ThermoGenesis and its directors and executive officers may be deemed to be participants in ThermoGenesis’ solicitation of proxies from its stockholders in connection with the proposed merger. Information regarding the participants and their security holdings can be found in ThermoGenesis’ proxy statement/prospectus/consent solicitation and Form 10-K for the year ended June 30, 2013, as amended, which are available from the SEC.

Non-Solicitation

This letter and the information contained herein shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor there any sale, purchase or exchange of securities in any jurisdiction in which such offer, solicitation, sale, purchase or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

How to Contact ThermoGenesis:
ThermoGenesis Corp.
Web site: http://www.thermogenesis.com
Contact: Investor Relations
+1-916-858-5107, or
ir@thermogenesis.com